Exhibit 99.1

Renewal of the agreement between Scuderia Ferrari and Kimi Raikkonen

Maranello (Italy), 22 August 2017 - Ferrari N.V. (NYSE/MTA: RACE) announces that Scuderia Ferrari has renewed its technical and racing agreement with Kimi Raikkonen. The Finnish driver will therefore race for the Maranello team in the 2018 Formula One World Championship.

For further information
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977